Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Nine months ended September 30	2008	2007

Ratios excluding interest on deposits:

Net (loss) income	$(588)	$585
Income tax (benefit) expense	(334)	237
Less: Undistributed equity earnings	23	5
Fixed charges:
Interest on:
Borrowed funds	227	266
Long-term debt	766	1,087
One third of rents, net of income from subleases	18	21

Total fixed charges, excluding interest on deposits	1,011	1,374

Earnings before taxes and fixed charges, net of undistributed equity earnings	$66	$2,191

Ratio of earnings to fixed charges	0.07	1.59

Total preferred stock dividend factor (1)	$92	$105

Fixed charges, including the preferred stock dividend factor	$1,103	$1,479

Ratio of earnings to combined fixed charges and preferred stock dividends	0.06	1.48

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$1,011	$1,374
Add: Interest on deposits	1,956	2,841

Total fixed charges, including interest on deposits	$2,967	$4,215

Earnings before taxes and fixed charges, net of undistributed equity earnings	$66	$2,191
Add: Interest on deposits	1,956	2,841

Total	$2,022	$5,032

Ratio of earnings to fixed charges	0.68	1.19

Fixed charges, including the preferred stock dividend factor	$1,103	$1,479
Add: Interest on deposits	1,956	2,841

Fixed charges, including the preferred stock dividend factor and interest on deposits	$3,059	$4,320

Ratio of earnings to combined fixed charges and preferred stock dividends	0.66	1.16

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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